Gmail [redacted]

Investor quotes & liability

[redacted]

Hi Chris and Marty,

I am really really close to going live with the Wefunder campaign. I ran it by my attorney, and he raised a concern on **your** behalf that by endorsing 2040 Energy via the Featured Investor quotes, you might be liable in any future lawsuits about this crowdfund.

Personally, I think he's being way too conservative. Nearly every Wefunder campaign has endorsement quotes! And your quotes seem personally descriptive rather than pitching.

I asked my Wefunder rep about it; see his response below.

But, I wanted to be transparent about this. If you want me to remove or edit your quotes, I'm happy to do so before we go live. But please let me know ASAP :)

(btw: Chris meet Marty, Marty meet Chris. Marty owns a solar company here in Minnesota, and was my first investor. Chris is an exited tech entrepreneur now focused on electrification, and is taking on the Lead Investor role for the crowdfund.)

Thanks,

Joe Strommen
Founder, 2040 Energy
[redacted]

[Quoted text hidden]

Gmail [redacted]

WeFunder pitch deck

[redacted]

Fri, Mar 29, 2024 at 2:34 PM

Hi Dave - I have the pitch live on Wefunder in a "testing the waters" mode. You can check it out here:
https://wefunder.com/2040energy/

(and now I have to include the following disclaimer...)

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Joe Strommen
Founder, 2040 Energy
[redacted]

[Quoted text hidden]

Gmail [redacted]

Re: Become an owner in 2040 Energy

[redacted]

Thanks Matt.

I did have a video call with David. I don't think he was too interested...he said he doesn't really make investments anymore unless it's a company he can help with operationally. I sent him a follow-up a couple days ago confirming that I understood this correctly but haven't heard back.

Bummer about the roofs! Hopefully the board is still willing to move forward.

Joe

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

Gmail [redacted]

Become an owner in 2040 Energy

1 message

[redacted] Thu, Mar 28, 2024 at 2:12 PM

Hi Joe -- I wanted to let you know that 2040 Energy is launching a "Community Round" of financing!

What does this mean?

A Community Round is a way to let our customers, friends & family, and other supporters invest in 2040 Energy, for a minimum amount of $100.

Why are we doing this?

As a RenewaBoiler reservation holder, you understand better than anyone that there is market need for our product. And you believed in the vision enough to trust us with a deposit. This is an opportunity for you to help accelerate our progress while sharing in the upside of our success.

How does it work?

We are hosting this Community Round on a website called Wefunder, a SEC-registered investment portal that specializes in Community Rounds (aka Regulation Crowdfunding). This process allows anyone—whether or not they're an accredited investor—to become an angel investor in our company.

For now, we are still "testing the waters" as we finalize our legal documents (see the legally-required disclosure below). This means we can't accept an actual investment just yet - only an expression of interest.

Check it out here: https://wefunder.com/2040energy/

Let me know what you think. I'm also happy to answer any questions you may have (but please do this via the "Ask a Question" section on the Wefunder page so everybody can see the answer).

Thanks for your support,

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Gmail [redacted]

Re: Become an owner in 2040 Energy

4 messages

[redacted] Thu, Mar 28, 2024 at 5:40 PM

Joe,

I am interested in this.

This seems to be a project worth supporting,
considered as an investment, how would I get a
return on investment and when?

My understanding is that, if all goes well,
then at some future time you will be issuing
"shares" in the company that can be bought and sold.
Yes?

Can you clarify when this might happen and
how the buying and selling would take place?

I can ask this on the site, if you want.

David

On Thu, Mar 28, 2024 at 07:12:39PM +0000, Joe Strommen wrote:
> <p>Hi David -- I wanted to let you know that 2040 Energy is launching a "Community Round" of financing!</p> What does this mean? A Community Round is a way to let our customers, friends & family, and other supporters invest in 2040 Energy, for a minimum amount of $100. Why are we doing this? As a RenewaBoiler reservation holder, you understand better than anyone that there is market need for our product. And you believed in the vision enough to trust us with a deposit. This is an opportunity for you to help accelerate our progress while sharing in the upside of our success. How does it work? We are hosting this Community Round on a website called Wefunder, a SEC-registered investment portal that specializes in Community Rounds (aka Regulation Crowdfunding). This process allows anyone—whether or not they're an accredited investor—to become an angel investor in our company. For now, we are still "testing the waters" as we finalize our legal documents (see the legally-required disclosure below). This means we can't accept an actual investment just yet - only an expression of interest. <p>Check it out here: https://wefunder.com/2040energy/</p><p>Let me know what you think. I'm also happy to answer any questions you may have (but please do this via the "Ask a Question" section on the Wefunder page so everybody can see the answer).</p><p>Thanks for your support,</p>
> <p>Joe Strommen
Founder, 2040 Energy
[redacted])
<a href=[redacted]</p>
> <p><i>2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.</i></p>
>

[redacted]

Hi David - that is a great question and I think it would be best to post it on the site. I am sure that other people would like clarity on how the potential ROI might work.

Thanks,
Joe

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price

will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

[redacted]

I'll answer you directly as well:

The short answer is: what we are offering is a high-risk, long-term investment with the potential for a very large payoff if and when a) we are acquired (on favorable terms), or b) we go public.

Wefunder has a good explainer, which says: "Returns on Wefunder investments tend to be longer-term (the average on a return, if you receive one, is around seven years)...as you wait until the company goes public or is acquired. It may be quite some time until you see a return."
https://help.wefunder.com/#/investor/contracts

As for how you get shares, the investment contract we are offering is a "SAFE" - a Simple Agreement for Future Equity. These are commonly used by early-stage technology startups like 2040 Energy because they are the simplest way to offer an equity-like investment.

Again, Wefunder has two good explainers:
https://help.wefunder.com/#/investor/after-you-invest
https://wefunder.com/updates/139885-safes-101

I will quote from the first one: "The number of shares you receive is determined at the next priced financing when professional investors – typically venture capitalists – set the price for preferred stock. Then, calculated using the Valuation Cap...your SAFE often converts into shares at a lower price than the venture capitalists paid since you invested earlier."

I hope this helps!

Joe

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

[redacted]

Hi David,

Have you decided whether to participate in 2040 Energy's Wefunder campaign? I'm trying to get my launch-day investor count finalized before going live.

If you have any questions, or are still on the fence, let me know how I can help. I'd love to have you on board, but if it's not a fit then no worries :)

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

Gmail [redacted]

2040 Energy is launching a Community Round!

1 message

[redacted]

Tue, Apr 2, 2024 at 11:29 AM

Hello everyone,

Big news at 2040 Energy! I have launched an **equity crowdfunding** campaign for the company on Wefunder. This means our customers and supporters (i.e., YOU) can directly invest in the company, for as little as $100.

Check it out here:
https://wefunder.com/2040energy/

I am doing this for 2 reasons:

1. To help accelerate the development of RenewaBoiler,
2. To deepen the connection between 2040 Energy and our (future) customers. I have received so much support and encouragement from so many of you, and this is a way to include you in the journey so you can **share in the company's success**.

To start, the campaign is in a "testing-the-waters" mode (see the disclosure below) to gauge overall interest in the idea. I still have a bit of legal paperwork to do before we can officially begin accepting investments.

I am happy to answer any questions you have! The Wefunder page has a Q&A box, or you can email me personally if you like. And next week I will be hosting a video call to answer questions live (details to come).

I'm really excited for this, and I hope you are too. Thanks for your support!

Joe

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Gmail [redacted]

Re: 2040 Energy is launching a Community Round!

2 messages

[redacted] Tue, Apr 2, 2024 at 1:05 PM

Hey Joe!

Basic clarification: what are the investment terms? I see SAFE account but I am somehow missing the parts on maturity term, return, etc. I don't have a home that fits the 2040 Energy customer profile but I am interested in investing. Hoping to understand a bit more about the opportunity.

Thanks,
Peter

[redacted]

United States Solar Corporation
[redacted]

US SOLAR

[redacted]

Hello everyone,

Big news at 2040 Energy! I have launched an **equity crowdfunding** campaign for the company on Wefunder. This means our customers and supporters (i.e., YOU) can directly invest in the company, for as little as $100.

Check it out here:
https://wefunder.com/2040energy/

I am doing this for 2 reasons:

1. To help accelerate the development of RenewaBoiler,
2. To deepen the connection between 2040 Energy and our (future) customers. I have received so much support and encouragement from so

many of you, and this is a way to include you in the journey so you can **share in the company's success**.

To start, the campaign is in a "testing-the-waters" mode (see the disclosure below) to gauge overall interest in the idea. I still have a bit of legal paperwork to do before we can officially begin accepting investments.

I am happy to answer any questions you have! The Wefunder page has a Q&A box, or you can email me personally if you like. And next week I will be hosting a video call to answer questions live (details to come).

I'm really excited for this, and I hope you are too. Thanks for your support!

Joe

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[redacted]

Thanks Peter!

I will answer you here, but could you also post this on the "Ask a Question" section on the Wefunder page? I expect others will have the same question.

Because this is an equity investment, it doesn't have a maturity date or interest rate like a debt investment.

The investment contract is a Simple Agreement for Future Equity (SAFE). It grants investors the right to shares of 2040 Energy stock when we have a future financing round or liquidity event (buyout or public offering). The number of shares is based on the $5 million valuation cap of the SAFE, rather than the (likely higher) valuation in the financing round.

If the company goes under, the SAFE will be worth zero. If the company does great and gets acquired or goes public, it could be worth a lot.

Early-stage companies often raise capital with SAFEs because they are much simpler and cheaper to execute than a full equity financing round.

For more info, I recommend the following resources from Wefunder:
https://help.wefunder.com/#/investor/contracts
https://wefunder.com/updates/139885-safes-101

Hope this helps,

Joe

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[redacted]

Hey Joe!

Basic clarification: what are the investment terms? I see SAFE account but I am somehow missing the parts on maturity term, return, etc. I don't have a home that fits the 2040 Energy customer profile but I am interested in investing. Hoping to understand a bit more about the opportunity.

Thanks,
Peter

[redacted]

[redacted]

US SOLAR

[redacted]

Hello everyone,

Big news at 2040 Energy! I have launched an **equity crowdfunding** campaign for the company on Wefunder. This means our customers and supporters (i.e., YOU) can directly invest in the company, for as little as $100.

Check it out here:
https://wefunder.com/2040energy/

I am doing this for 2 reasons:

1. To help accelerate the development of RenewaBoiler,
2. To deepen the connection between 2040 Energy and our (future) customers. I have received so much support and encouragement from so many of you, and this is a way to include you in the journey so you can **share in the company's success**.

To start, the campaign is in a "testing-the-waters" mode (see the disclosure below) to gauge overall interest in the idea. I still have a bit of legal paperwork to do before we can officially begin accepting investments.

I am happy to answer any questions you have! The Wefunder page has a Q&A box, or you can email me personally if you like. And next week I will be hosting a video call to answer questions live (details to come).

I'm really excited for this, and I hope you are too. Thanks for your support!

Joe

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Gmail [redacted]

Re: 2040 Energy is launching a Community Round!

3 messages

[redacted] Wed, Apr 3, 2024 at 9:58 AM

Would we be considered investors and entitled to profit/shares if everything goes as planned?
What are the benefits of investing directly?

Thanks,
Bryan

On Tue, Apr 2, 2024, 12:29 PM Joe Strommen | 2040 Energy [redacted] wrote:

> Hello everyone,
>
> Big news at 2040 Energy! I have launched an **equity crowdfunding** campaign for the company on Wefunder. This means our customers and supporters (i.e., YOU) can directly invest in the company, for as little as $100.
>
> Check it out here:
> https://wefunder.com/2040energy/
>
> I am doing this for 2 reasons:
>
> 1. To help accelerate the development of RenewaBoiler,
> 2. To deepen the connection between 2040 Energy and our (future) customers. I have received so much support and encouragement from so many of you, and this is a way to include you in the journey so you can **share in the company's success**.
>
> To start, the campaign is in a "testing-the-waters" mode (see the disclosure below) to gauge overall interest in the idea. I still have a bit of legal paperwork to do before we can officially begin accepting investments.
>
> I am happy to answer any questions you have! The Wefunder page has a Q&A box, or you can email me personally if you like. And next week I will be hosting a video call to answer questions live (details to come).
>
> I'm really excited for this, and I hope you are too. Thanks for your support!
>
> Joe
>
> *2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer*

to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[redacted]

Hi Bryan, thanks for the question.

The short answer is Yes - the purpose of the Simple Agreement for Future Equity (SAFE) is to make you a shareholder at our next financing or liquidity event. (Early-stage companies like 2040 Energy use SAFEs because the legal contracts are much simpler and cheaper than selling equity shares in a full priced round.)

As an investor, the most likely positive outcome for you would be if we are acquired. Another possibility is that we eventually IPO. A distant third is that we remain privately-owned and become large enough that it makes sense to distribute profits to our investors as dividends.

The potential negative outcomes are that we fail before our next financing/liquidity so your SAFE never converts to shares, or that we fail at a later date so your shares are not valuable.

Hope this helps!

Joe

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

[redacted]

Hi Bryan,

Have you decided whether to participate in 2040 Energy's Wefunder campaign? I'm trying to get my launch-day investor count finalized before going live.

If you have any more questions, or are still on the fence, let me know how I can help. I'd love to have you on board, but if it's not a fit then no worries :)

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

Gmail [redacted]

2040 Energy crowdfund

1 message

[redacted] Thu, Apr 4, 2024 at 6:51 PM

Hi Jason -

I'm not sure if you read my last newsletter, but I wanted to discuss it with you. I am raising capital for 2040 Energy via a crowdfunding campaign:
https://wefunder.com/2040energy/

My goal is to fill this capital raise with 25-50 HVAC business owners (like you) investing $10-20k each.

I am hoping you could help me:

1. Design some extras into the investor agreement that would make it beneficial for folks like you (beyond just the equity). Local/regional exclusivity? Discounts? Better warranty? I'm open to whatever you think would make this appealing.

2. Once we figure out something for #1, I'm hoping you invest -- either personally, or via Comfort Craftsmen Mechanical, Inc.

3. If you invest, and you're excited about it, I'm hoping you could help me with a strategy for promoting this to other installers in the Northeast.

You've already been an amazing help for 2040 Energy. I would be happy to grant you equity in the business as a formal advisor if you are interested in helping me with this (0.5%-1% is typical for that sort of thing).

Let me know what you think. I'm free just about anytime (after 9am Eastern) for a phone call.

Joe Strommen
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[redacted]

Gmail [redacted]

Business stuff

14 messages

[redacted] Thu, Apr 4, 2024 at 6:46 PM

Hi Matt,

I'm not sure if you read my last newsletter, but I wanted to discuss it with you. I am raising capital for 2040 Energy via a crowdfunding campaign:
https://wefunder.com/2040energy/

My goal is to fill this capital raise with 25-50 HVAC business owners (like you) investing $10-20k each.

I am hoping you could help me:

1. Design some extras into the investor agreement that would make it beneficial for folks like you (beyond just the equity). Local/ regional exclusivity? Discounts? Better warranty? I'm open to whatever you think would make this appealing.

2. Once we figure out something for #1, I'm hoping you invest -- either personally, or via Hot Water Solutions, Inc.

3. If you invest, and you're excited about it, I'm hoping you could help me with a strategy for promoting this to other installers in the Northeast.

You've already been an amazing help for 2040 Energy. I would be happy to grant you equity in the business as a formal advisor if you are interested in helping me with this (0.5%-1% is typical for that sort of thing).

Let me know what you think. I'm free just about anytime (after 9am Eastern) for a phone call.

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[redacted]

Joe - im.more than Interested. I'm away this week and will look to connect with you next- I'll review it all and let you know what I think.

[Quoted text hidden]

[redacted] Thu, Apr 4, 2024 at 11:09 PM

Sounds great, enjoy your time away!

Joe

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

[redacted]

[redacted]

Do you have some time for a call in the next few days?

Thanks
Joe

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

[redacted] Sun, Apr 14, 2024 at 1:55 PM

Ive been busy -

Ill start with a few questions -

How many have invested yet?
WHat is your total goal to raise?
Why are these funds being raised?
Does the company have a valuation yet?
Are you interested in releasing 5-15 percent of the company to one investor?

[Quoted text hidden]
--

Matthew [redacted]

[redacted] Sun, Apr 14, 2024 at 2:14 PM

No worries Matt. Here are answers to your questions:

- 12 investors in the crowdfund so far. 6 previous investors.
- The total goal to fund product development is $1.2-1.5M. I'm targeting $500k with this crowdfund, and if we get all the way to $1.2M that would be a nice bonus.
- The funds will be used to hire engineers & buy materials to finalize development of the first product line, all the way to UL listing.
- Not explicitly, but the Simple Agreement for Future Equity in the crowdfund is equivalent to a $5M post-money valuation (but again, I'm really only targeting $500k so it's more like $4.5M pre-money).
- Yes I'm open to one investor owning 5-15%, but I'd want to know a little about them first.

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a

Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

[redacted]

Hi Matt,

What's your plan here? Is there a good chance we are moving forward?

Also: when you say "5-15 percent of the company to one investor" are you referring to yourself? Or is there somebody else that I should meet?

When I emailed you a couple weeks ago, my plan was to build a network of installers that own equity in the company, so they're less likely to jump ship to a competitive product down the road. I still think this is a good idea.

Finally: a company called Quilt just raised a $33M financing round. This likely means investors valued them at $50-100M. Their product isn't even out yet (though they are farther along than I am). But it's a run-of-the-mill R410a mini-split imported from China with a sleek interior design and high-tech user controls. I think 2040 can sell way more product than they ever will.
https://techcrunch.com/2024/04/16/quilt-heat-pump-series-a/

Joe Strommen
Founder, 2040 Energy
[redacted]

[Quoted text hidden]

[redacted] Fri, Apr 19, 2024 at 4:40 AM

I'm still looking into it all now - I have more questions and should be able to let you know soon.
[Quoted text hidden]

[redacted]

Have attorneys drafted paperwork for investors? If so please forward what you have. That is something they want to review.
[Quoted text hidden]

[redacted]

So there are three options:

1. The crowdfund offering is using the industry-standard Simple Agreement for Future Equity (SAFE) from YC. This is extremely common for early-stage investing in technology startups.
2. With my previous investors, I've used a slightly modified version of the YC SAFE with some changes recommended by my attorney.
3. If the investors prefer a full priced equity round and are coming in with a large check, I'm open to that. But I don't have anything drafted for this.

Thanks,

Joe Strommen
Founder, 2040 Energy
[redacted]

Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

---

2 attachments

SAFE - YC Standard.docx
55K

SAFE - 2040 Energy Modified.docx
49K

[redacted] Fri, Apr 19, 2024 at 9:36 AM

Ill be frank -

When I do these things I do them carefully - and I do them big if the opportunity is right, and I am 80 percent sure this one is. I also never jump in - Im slow with these decisions - 20K for 1 percent of the company sounds OK - but what numbers are we talking about for 5% - 10% - give me some scenarios. If renewaboiler goes big i want to go big with you.

Yes the person would be me.
[Quoted text hidden]

[redacted] Fri, Apr 19, 2024 at 10:19 AM

"If renewaboiler goes big i want to go big with you." **HELL YES.**

If all I'm getting is money and your full-time job continues to be HWS, $20k for 1% (or 200k for 10%) is not enough. Asking price is $40-50k per 1%.

But if you want to be a real part of 2040 Energy, I would be really happy to have you and the sky's the limit.

- If you want to go all-in, we could start with $200k for 10%, and vest you to an equal partner over 4 years while paying you a medium-ish salary. (For instance, I took home $50k last year and would like to increase that a bit this year).
- If you want to continue running HWS, we could do $100k for 5%, and start by making you a part-time Business Development Manager. You would earn a commission on all future sales to installers you bring into the installer-owner network.
- I'm open to other ideas.

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

[redacted]

This is good - Im going to Aruba with a plumbing supplier this week and will think on this. Ill reach out mid week .

Thanks!
[Quoted text hidden]

[redacted]

LOL if we have to take all our installers to Aruba every year then I may have to rethink my cost-of-sales projections!

Have fun.

[Quoted text hidden]

Gmail [redacted]

Re: Become an owner in 2040 Energy

7 messages

[redacted]

Hi Joe, this is an exciting milestone for your company...congrats! I'm not sure I'm ready to invest more at this point but it does seem like I can effectively convert my deposit into equity. Is that correct? If so, I'd be willing to do that. Please confirm.

Best,
Jim

[redacted]

> Hi Jim -- I wanted to let you know that 2040 Energy is launching a "Community Round" of financing!
>
> **What does this mean?**
> A Community Round is a way to let our customers, friends & family, and other supporters invest in 2040 Energy, for a minimum amount of $100.
>
> **Why are we doing this?**
> As a RenewaBoiler reservation holder, you understand better than anyone that there is market need for our product. And you believed in the vision enough to trust us with a deposit. This is an opportunity for you to help accelerate our progress while sharing in the upside of our success.
>
> **How does it work?**
> We are hosting this Community Round on a website called Wefunder, a SEC-registered investment portal that specializes in Community Rounds (aka Regulation Crowdfunding). This process allows anyone—whether or not they're an accredited investor—to become an angel investor in our company.
>
> For now, we are still "testing the waters" as we finalize our legal documents (see the legally-required disclosure below). This means we can't accept an actual investment just yet - only an expression of interest.
>
> Check it out here: https://wefunder.com/2040energy/
>
> Let me know what you think. I'm also happy to answer any questions you may have (but please do this via the "Ask a Question" section on the Wefunder page so everybody can see the answer).
>
> Thanks for your support,
>
> Joe Strommen
> Founder, 2040 Energy
> [redacted]
>
> *2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

[redacted]

Hi Jim - yes that is correct. Thanks!

Joe

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

[redacted]

Hi Jim,

Thanks again for all your great questions on the video call last week. I've had several people tell me the Q&A was quite helpful.

Have you decided whether to participate in the Wefunder campaign? I'm trying to get my launch-day investor count finalized before going live.

If you have any questions, or are still on the fence, let me know how I can help. I'd love to have you on board, but if it's not a fit then no worries :)

Joe Strommen
Founder, 2040 Energy
[redacted]

[Quoted text hidden]

[redacted]

Hi Joe, glad that was helpful. Happy to talk further if I can be helpful to you. As far as the investment, I'm in for $250. I know that's not much, but unfortunately we are not in a position to do more at this time. I assume my next step will be to put that into the Wefunder site, but let me know if that's not right.

Best,
Jim
[Quoted text hidden]

[redacted] Wed, Apr 17, 2024 at 9:23 AM

I'm glad to have you on board! Yes the next step is entering it on Wefunder.

[Quoted text hidden]

[redacted] Wed, Apr 17, 2024 at 1:22 PM

Done!
[Quoted text hidden]

[redacted] Wed, Apr 17, 2024 at 7:18 PM

Awesome :)

[Quoted text hidden]

Gmail [redacted]

Wefunder video

1 message

[redacted] Fri, Apr 5, 2024 at 9:44 AM

Hi Andy - thanks for your investment on Wefunder!

I have a favor to ask. I am putting together the video for when the campaign goes "public", and I am planning to include a series of brief testimonials.

Would you be willing to record a 5-10 second video that I could use? (Along with a text overlay noting who you are).

- Something to the effect of how you invested because as founder/president of Sealed, you've seen firsthand how a solution like 2040 Energy's could be the most cost-effective way to decarbonize thousands (millions?) of homes. I could send you a script if it would be helpful.

- Nothing fancy production-wise, selfie-style would be just fine.

This would be a huge help. But if it's not a good fit, or if you feel like this would clash with your/Sealed's brand, I totally understand.

Thanks,

Joe Strommen
Founder, 2040 Energy
[redacted]

Gmail [redacted]

RenewaBoiler crowdfunding Q&A

1 message

[redacted]

Sat, Apr 6, 2024 at 9:35 AM

Hello everyone,

As I mentioned last time, we recently launched our Community Round -- an opportunity for everyone to invest in 2040 Energy. (Check it out here: https://wefunder.com/2040energy/)

Equity crowdfunding is still a pretty new concept, and I've received some great questions. So I wanted to invite you all to a live presentation + Q&A video call this coming **Wednesday 4/10 at 11am Central** (12pm Eastern) time. If you can't make it, I'll send out a recording. You can send me questions ahead of time or ask them during the call.

- Google Meet link
- Calendar link

Also, I want to address the most common question I am seeing, which is basically "how might this investment make an ROI"? The short answer is that we are offering rights to equity shares in 2040 Energy with a valuation capped at $5 million. Some details:

- Objectively, the most likely outcome for any random early-stage technology company is that it will fail, and all its equity shares will be worth $0. Please do not invest your life savings in the company!
- If we are very successful, and eventually get acquired on favorable terms or go public, the company will be worth far more than $5 million. This would mean your equity shares are worth far more than what you invested. This won't happen overnight! Wefunder's guidance is that you should expect 7+ years before a return.
- There is a whole range of possible outcomes in between these extremes.
- The reason we are offering "rights" to equity shares (via a SAFE contract) rather than equity shares themselves is that the SAFE is much simpler and cheaper in terms of legal expenses.

Personally, I think 2040 Energy has a great chance to be extremely successful. That's why I've dedicated the past 3 years of my career to it (and I intend to dedicate many more!).

Finally: Wefunder has a really great Investor FAQ page with helpful info and advice. I especially recommend reading the "Investment Contracts" and "Risks" section.
https://help.wefunder.com/#/investor/

Thanks for reading! Hope to see you next Wednesday.

Joe

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Gmail [redacted]

Re: RenewaBoiler crowdfunding Q&A

5 messages

[redacted] Sat, Apr 6, 2024 at 11:43 AM

So glad to see that you are still at it!

I will not be able to get away from work for the presentation, so would like to have access to the recording afterwards.

My question:
Do you see problems in upgrading electrical services along with the installation of your boilers? This is an issue that seems increasingly relevant as electrification of many things becomes more common. The boilers you are hoping to replace are going to be in old buildings which often have outdated and underpowered electric services.

Hope the presentation goes well!

Charles

[redacted]

Hello everyone,

As I mentioned last time, we recently launched our Community Round -- an opportunity for everyone to invest in 2040 Energy. (Check it out here: https://wefunder.com/2040energy/)

Equity crowdfunding is still a pretty new concept, and I've received some great questions. So I wanted to invite you all to a live presentation + Q&A video call this coming **Wednesday 4/10 at 11am Central** (12pm Eastern) time. If you can't make it, I'll send out a recording. You can send me questions ahead of time or ask them during the call.

- Google Meet link
- Calendar link

Also, I want to address the most common question I am seeing, which is basically "how might this investment make an ROI"? The short answer is that we are offering rights to equity shares in 2040 Energy with a valuation capped at $5 million. Some details:

- Objectively, the most likely outcome for any random early-stage technology company is that it will fail, and all its equity shares will be worth $0. Please do not invest your life savings in the company!
- If we are very successful, and eventually get acquired on favorable terms or go public, the company will be worth far more than $5 million. This

would mean your equity shares are worth far more than what you invested. This won't happen overnight! Wefunder's guidance is that you should expect 7+ years before a return.

- There is a whole range of possible outcomes in between these extremes.
- The reason we are offering "rights" to equity shares (via a SAFE contract) rather than equity shares themselves is that the SAFE is much simpler and cheaper in terms of legal expenses.

Personally, I think 2040 Energy has a great chance to be extremely successful. That's why I've dedicated the past 3 years of my career to it (and I intend to dedicate many more!).

Finally: Wefunder has a really great Investor FAQ page with helpful info and advice. I especially recommend reading the "Investment Contracts" and "Risks" section.
https://help.wefunder.com/#/investor/

Thanks for reading! Hope to see you next Wednesday.

Joe

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Our mailing address is:
2040 Energy
[redacted]

[redacted]

[redacted]

Thanks Charles! I will send out the recording to everybody :)

I expect that most of our customers will need an electrical service upgrade as part of the install, and am building this into cost estimates from the beginning.

- A typical service upgrade costs $2-4k, which is included in our overall estimate of $6-12k for installation.
- Sometimes it can be much more expensive, due to long underground services or required neighborhood transformer upgrades. I don't have a great solution for these cases. One option is to downsize the heat pump and use it to supplement (rather than replace) the fossil-fuel heating.
- The Inflation Reduction Act provides rebates of up to $4,000 for an electric load service center and an additional $2,500 for electrical wiring. This will be very helpful.
- Smoothing out the process with the local electric utility will be key...I expect our first couple service upgrades in any location might be a little bumpy.

Hope this helps.
Joe

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

[redacted]

Thanks Joe, from reading over your website, it appears you've given us a fair amount of thought.

Our old natural gas water heater started leaking and I was looking into options, including on demand whole house, hot water heater and discovered that our 150 amp service probably could not support such a thing. I know that your heat pumps probably draw nowhere near as much energy as one of those things would, but it got me thinking about that as an issue in old buildings.

I worked the auto show yesterday and a number of people had concerns about the ability of our electric grid to be able to handle thousands of electric cars, so clearly this is a cause for some anxiety out there.

Charles

[redacted]

[Quoted text hidden]

[redacted] Sat, Apr 6, 2024 at 1:17 PM

Oh, and if I want to invest, I presume this goes directly via Wefunder?
Charles

[redacted]

[Quoted text hidden]

[redacted] Sat, Apr 6, 2024 at 1:27 PM

Thanks Charles. On-demand electric water heaters pull crazy amounts of current.

The grid will need to improve if we are to electrify all our space and water heating. Fortunately, it will be a long process so utilities, etc. will have plenty of time to do it :)

If you are an accredited investor wanting to make a large investment ($25k+), we could discuss doing this directly. Otherwise it needs to go through Wefunder. Thanks!

Joe

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

Gmail [redacted]

Re: RenewaBoiler crowdfunding Q&A

[redacted]

Hi Alison,

If things go well, early 2025 is realistic for production installs. We won't be nationwide right away, we will start in upstate NY, New England, and Minnesota.

Thanks!

Joe

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

Gmail [redacted]

Re: RenewaBoiler crowdfunding Q&A

3 messages

[redacted] Tue, Apr 9, 2024 at 10:31 PM

Hi Joe,
I always enjoy your updates and am glad this is all moving forward. I am interested in the crowdfunding campaign and am hoping that you can share financial projections, including revenues, expenses and operating margins. I am not sure I'll be able to join the call tomorrow but I should be able to watch it afterwards.

Thanks so much-
[redacted]

[redacted]

> Hello everyone,
>
> As I mentioned last time, we recently launched our Community Round -- an opportunity for everyone to invest in 2040 Energy. (Check it out here: https://wefunder.com/2040energy/)
>
> Equity crowdfunding is still a pretty new concept, and I've received some great questions. So I wanted to invite you all to a live presentation + Q&A video call this coming **Wednesday 4/10 at 11am Central** (12pm Eastern) time. If you can't make it, I'll send out a recording. You can send me questions ahead of time or ask them during the call.
>
> - Google Meet link
> - Calendar link
>
> Also, I want to address the most common question I am seeing, which is basically "how might this investment make an ROI"? The short answer is that we are offering rights to equity shares in 2040 Energy with a valuation capped at $5 million. Some details:
>
> - Objectively, the most likely outcome for any random early-stage technology company is that it will fail, and all its equity shares will be worth $0. Please do not invest your life savings in the company!
> - If we are very successful, and eventually get acquired on favorable terms or go public, the company will be worth far more than $5 million. This would mean your equity shares are worth far more than what you invested. This won't happen overnight! Wefunder's guidance is that you should expect 7+ years before a return.
> - There is a whole range of possible outcomes in between these extremes.
> - The reason we are offering "rights" to equity shares (via a SAFE contract)

rather than equity shares themselves is that the SAFE is much simpler and cheaper in terms of legal expenses.

Personally, I think 2040 Energy has a great chance to be extremely successful. That's why I've dedicated the past 3 years of my career to it (and I intend to dedicate many more!).

Finally: Wefunder has a really great Investor FAQ page with helpful info and advice. I especially recommend reading the "Investment Contracts" and "Risks" section.
https://help.wefunder.com/#/investor/

Thanks for reading! Hope to see you next Wednesday.

Joe

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Our mailing address is:
2040 Energy
[redacted]

Add us to your address book

--

It's probably my job to tell you life isn't fair, but I figure you already know that. So instead, I'll tell you that hope is precious, and you're right not to give up."
— C.J. Redwine, *Defiance*

[redacted]

[redacted]

Thanks Becky - I'll make sure to dig into financials on the call.

I think this would be too long of an answer for email, so I will also work on putting together a doc with some annotated financial projections and send it out to everybody.

Joe

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

[redacted]

Hi Becky - I spent some time with financial projections in the Q&A session. Hopefully this answered your questions, but if not I'm happy to provide more info.

Let me know - Thanks!

Joe

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
[Quoted text hidden]

Gmail [redacted]

Re: 2040 Energy News Subscribers: Subscription Confirmed

8 messages

[redacted]

Wed, Apr 10, 2024 at 7:53 PM

Hi Joe, thanks for your contribution to saving the planet!
My background is in residential construction,I built my home in 1986-7 super insulated w/ 320 sqft of active solar collectors with wood boiler backup & radiant floor heating . Built a sun tracking greenhouse/ pv solar in 2017 that feeds us and powers our home & greenhouse & 1 other home in Vermont drive a EV.
Recently got interested in adding a heat pump so I got my epa certificate for all refrigeration to learn more.
Since The US has backward thinking politicians we don't have natural refrigerants in heat pumps yet, so I plan to build one, so I ran across your site while researching r209.
Please keep me posted on your progress.
Best, Kurt

[redacted]

2040 Energy Coming Soon Subscribers

Hello new friend, and welcome to the 2040 Energy community!

I'm Joe Strommen, the founder/CEO. I'm personally obsessed with converting every home in the world from fossil fuels to heat pumps. I've been working on this since mid-2018 (though 2040 Energy itself wasn't actually incorporated until 2021).

I like to get to know everybody who signs up for the email list, so I have a few questions for you:

- Where do you live, and what is your current heating situation?
- How did you hear about 2040 Energy?
- Is there anything else you'd like me to know?

You can simply reply to this email, and it will come directly to me, and I promise I will read it and respond.

Thanks for signing up, and I'm looking forward to hearing from you!

Joe Strommen
Founder, 2040 Energy
[redacted]

For your records, here is a copy of the information you submitted to us...

[redacted]

First Name:

Last Name:

Reservation Status:

If at any time you wish to stop receiving our emails, you can:

unsubscribe here

You may also contact us at:
[redacted]

INTUIT mailchimp

[redacted]

Hi Kurt - thanks for connecting!

That all sounds really interesting. You are actually building a heat pump? Let me know how it goes, and be careful with that propane :)

Joe Strommen
Founder, 2040 Energy
[redacted]

[Quoted text hidden]

[redacted] Thu, Apr 11, 2024 at 1:34 PM

Thanks Joe , as a Former firefighter , safety is always kept in mind, would have liked to design it with Ammonia as the refrigerant but couldn't find a compressor around 2 tons. A link to my YouTube channel video of 1 of my projects is below all built from repurposed materials.
Best of luck with your IPO when it launches, Kurt

https://youtu.be/E-sxMkbESdg?si=1R7YDs52VgAEPLcv

[Quoted text hidden]

[redacted] Thu, Apr 11, 2024 at 9:07 PM

Hi again Joe,
I visited your website today and realized your plan is for a co2 heat pump, that was my first choice for a refrigerant but ruled out due to trouble finding parts & the high pressures . I believe you are on the right path!

What is the difference between your design and Sanden's sanco2 heat pump? And would you consider building a water to water heat pump using CO2? For those of us in the far north that want to use ground source.

[Quoted text hidden]

[redacted]

Thanks Kurt! One difference is that we operate at an even higher pressure (1950psi), so we can handle hotter return water (up to 140F or even higher) so it works for radiators. We also have a modified heat pump cycle that extends the operating range.

Water-to-water is I think a niche solution for now, so I don't see us going there. However, that could change! Especially if the "networked geothermal" concept takes off (this is where a heating utility delivers warm ground-source water to an entire neighborhood).

Joe Strommen
Founder, 2040 Energy
[redacted]

[Quoted text hidden]

[redacted] Fri, Apr 12, 2024 at 9:23 AM

Thanks for the info, you of course right about ground/ well water being a smaller market, due to the higher upfront costs. Will it be built in North America? And do you have component suppliers lined up yet? And does the estimated cost include installation?
Thanks, Kurt

[Quoted text hidden]

[redacted]

Hi Kurt - since we're getting into questions about the business, and I think you got my most recent email about the Wefunder campaign, I'm going to include a legally-required disclosure below noting that we are "testing the waters" and not actually accepting investment dollars yet.

- Yes it will be assembled in North America (but many of the parts are from European vendors, and electronics will likely come from Asia)
- Yes we have component suppliers lined up
- The retail prices listed on the website are hardware only. Installation will cost another $6-12k depending on your circumstances.

Thanks
Joe

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

[redacted]

Thanks Joe, that sounds reasonable I did understand you are in an exploration stage. I think you will have a good market for informed people that understand how great co2 is for that application and happy it will be assembled in N.A. I will be going geothermal, but will direct appropriate customers to you & I wish you success in your admirable quest!, Kurt

[Quoted text hidden]

Gmail [redacted]

Re: RenewaBoiler crowdfunding Q&A

3 messages

[redacted] Thu, Apr 11, 2024 at 12:26 AM

Sorry I couldn't make it Joe. I'll plan to watch the recording. Exciting to see you putting this on Wefunder!

Have you looked into MNCIFA at all? Are they able to provide you with financing or are you ineligible?

Is there a deadline to invest?

-Bryn

[redacted]

Hello everyone,

As I mentioned last time, we recently launched our Community Round -- an opportunity for everyone to invest in 2040 Energy. (Check it out here: https://wefunder.com/2040energy/)

Equity crowdfunding is still a pretty new concept, and I've received some great questions. So I wanted to invite you all to a live presentation + Q&A video call this coming **Wednesday 4/10 at 11am Central** (12pm Eastern) time. If you can't make it, I'll send out a recording. You can send me questions ahead of time or ask them during the call.

- Google Meet link
- Calendar link

Also, I want to address the most common question I am seeing, which is basically "how might this investment make an ROI"? The short answer is that we are offering rights to equity shares in 2040 Energy with a valuation capped at $5 million. Some details:

- Objectively, the most likely outcome for any random early-stage technology company is that it will fail, and all its equity shares will be worth $0. Please do not invest your life savings in the company!
- If we are very successful, and eventually get acquired on favorable terms or go public, the company will be worth far more than $5 million. This would mean your equity shares are worth far more than what you invested. This won't happen overnight! Wefunder's guidance is that you should expect 7+ years before a return.
- There is a whole range of possible outcomes in between these extremes.
- The reason we are offering "rights" to equity shares (via a SAFE contract)

rather than equity shares themselves is that the SAFE is much simpler and cheaper in terms of legal expenses.

Personally, I think 2040 Energy has a great chance to be extremely successful. That's why I've dedicated the past 3 years of my career to it (and I intend to dedicate many more!).

Finally: Wefunder has a really great Investor FAQ page with helpful info and advice. I especially recommend reading the "Investment Contracts" and "Risks" section.
https://help.wefunder.com/#/investor/

Thanks for reading! Hope to see you next Wednesday.

Joe

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Our mailing address is:
2040 Energy
[redacted]

--
Outreach and Engagement Representative (He/Him/His)
[redacted]

[redacted]

[redacted]

COOPERATIVE ENERGY FUTURES

[redacted]

[redacted]

Hi Bryn - my understanding is that MNCIFA is meant for deployment of existing tech moreso than financing of startup companies. I definitely think they can be a resource in the future, maybe even to finance some of our capital needs for production.

There is no particular deadline for investing. The crowdfund campaign can stay open as long as 6 months if I want it to, which will depend on how things go. However there are benefits to investing early (as I described in the mass email I just sent out).

Thanks,
Joe

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

[redacted]

Sounds good, thanks!

[Quoted text hidden]

Gmail [redacted]

Re: Video recording of our Q&A session

3 messages

[redacted] Thu, Apr 11, 2024 at 11:16 AM

Hey Joe,

That link is broken right now.... not sure if that's temporary or not

Chris

[redacted]

> Hello everybody,
>
> Yesterday I had a great meeting with a few of you to go over 2040 Energy's business plan, and to answer some questions. I have posted a recording to the Wefunder campaign page, which you can check out here: https://wefunder.com/updates/172351
>
> The next milestone for the campaign will be to make an official public launch. I am still working through the legal process for that and will let you know when it is ready. (And I will also be asking for your help to spread the word for launch day!)
>
> If you are planning to invest, there are two great reasons to "reserve" the investment now so it is ready to go the day of the launch:
>
> 1. Wefunder allows companies to set up more favorable terms to the first investors.
> 2. If we get a lot of activity on our launch day, Wefunder will promote 2040 Energy to their general audience. This means more folks will see it -- and it will be people who frequently make these types of investments.
>
> Thanks,
> Joe
>
> *2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

[redacted]

Can you try again? It is working for me, even in a Private Browsing window.

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

[redacted]

Working now!

[Quoted text hidden]

Gmail [redacted]

Video recording of our Q&A session

1 message

[redacted] Thu, Apr 11, 2024 at 11:12 AM

Hello everybody,

Yesterday I had a great meeting with a few of you to go over 2040 Energy's business plan, and to answer some questions. I have posted a recording to the Wefunder campaign page, which you can check out here:
https://wefunder.com/updates/172351

The next milestone for the campaign will be to make an official public launch. I am still working through the legal process for that and will let you know when it is ready. (And I will also be asking for your help to spread the word for launch day!)

If you are planning to invest, there are two great reasons to "reserve" the investment now so it is ready to go the day of the launch:

1. Wefunder allows companies to set up more favorable terms to the first investors.
2. If we get a lot of activity on our launch day, Wefunder will promote 2040 Energy to their general audience. This means more folks will see it -- and it will be people who frequently make these types of investments.

Thanks,
Joe

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Our mailing address is:
2040 Energy
[redacted]

Gmail [redacted]

Thanks!

8 messages

[redacted] Thu, Apr 11, 2024 at 6:09 PM

Hi Chris,

Thanks for your investment reservation -- it means a lot that you believe in me and my vision for the company.

I'm feeling more excited and optimistic than ever today :)

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[redacted]

Your persistence on this project is why I'm excited to invest. I appreciate your transparency and I feel really good about your prospects for success!

Chris
[Quoted text hidden]

[redacted] Wed, Apr 17, 2024 at 9:46 AM

Hi Chris -

Again, I really appreciate the support you've given me for such a long time. Would you be interested in being the "Lead Investor" for the crowdfund? This would mean:

1. You would represent the crowdfund shares in corporate actions (like a SAFE conversion or a liquidity event).
2. You would appear on the campaign page as the lead, hopefully with an enthusiastic quote to encourage more investors.
3. You would have pro-rata rights to the entire crowdfund amount in future raises, with 10% carried interest if you bring in more investors for the pro-rata.

There is more info about it here:
https://guides.wefunder.com/pre-launch/how-to-onboard-your-lead-investor

Thanks,

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

[redacted]

[redacted]

Hi Joe,

Thanks for thinking of me. I'm interested to learn more. Do you have a set of legal agreements that would be relevant to the Lead Investor role?

I don't have WeFunder experience, however your email got me to read up on the Lead Investor concept. I would urge you to put a lot of care into who you select for this role as it doesn't look that easy to remove someone from that role once they are in it. They will have an outsized ability to be a pain in the butt if they want to be. Unfortunately I had some experience with annoying shareholders while running my company, and trust me, you don't want that.

Reasons I might be helpful:
- My experience with founding and running a software company as CEO. Eventually hired a CEO to take over from me and I transitioned into the Chairman role. 2 years later we sold the company (that process has some overlap with fundraising)
- In the last 5 years I've helped fund several non-profits working on building electrification policy (RMI, BDC, Sierra Club) I've also helped fund several other climate oriented non profits
- I've gone through the process of electrifying our home in San Francisco and we're hoping to move ahead with electrifying the HVAC of our Tahoe home this summer. I'm certainly no expert when it comes to home electrification, but I'm way more educated than the average person.
- A few years ago I switched my financial advisor to CapRock who is impact oriented and has a lot of contacts in the impact investing world. I don't typically invest in companies directly, but I believe my network is likely to be at least a little helpful when you're ready to go the institutional investor route

Looking forward to hearing back!

Chris
[Quoted text hidden]

[redacted] Wed, Apr 17, 2024 at 7:17 PM

Thanks Chris. I already knew you had experience as a CEO, work with environmental non-profits, and are personally interested in electrification. That stuff is why I think you would be a great fit! Any extra funding help you can bring in with your network would be a bonus.

And I don't expect you to be a pain in the butt, because we are aligned on mission (electrify everything for the climate!) but you have business experience as well.

I've attached the Lead Investor contract from Wefunder.

Joe Strommen
Founder, 2040 Energy
[redacted]

[Quoted text hidden]

Lead_Investor_Agreement__FINAL__03_22_26.pdf
152K

[redacted] Thu, Apr 18, 2024 at 12:14 PM

Hi Joe,

This document doesn't tell me what liability I might be open to by taking the Lead Investor role. I did find this agreement but I'm not 100% sure that this is the sum of all relevant terms. Sometimes state or federal laws can override these sorts of things.

I think it makes sense for me to have an attorney take a pass at this before I move forward. I don't know how long that will take and I don't mind covering the cost of the legal review.

If you are looking to move faster, I totally understand. Let me know if I should go ahead with the legal review.

thanks!

Chris
[Quoted text hidden]

[redacted] Thu, Apr 18, 2024 at 12:26 PM

Hi Chris - Go ahead with the legal review, I can wait.

I think this section looks pretty clear, but I am not a lawyer.

> **7.6 INDEMNIFICATION OF LEAD INVESTOR**
>
> Investor shall indemnify and hold harmless each of XX Investments LLC, Wefunder Inc., the Lead Investor, and each of their respective successors and affiliates (together, the "Custodian Indemnified Parties") from and against any loss, damage, liability or claim suffered, incurred by, or asserted against the Custodian Indemnified Parties, including expenses of legal counsel arising out of, in connection with or based upon any act or omission by the Custodian Indemnified Parties relating in any way to the Custodian Lead Investor Power of Attorney, so long as the Custodian Indemnified Parties are not grossly negligent and have acted in good faith.

I will also reach out to my Wefunder account manager to ask if there is anything else.

Joe Strommen
Founder, 2040 Energy
[redacted]

[Quoted text hidden]

[redacted]

My concern is the lack of clearly defined limits to liability and lack of a clear definition regarding Gross Negligence.

I'll see if I can find someone with experience with WeFunder. I'll keep you updated.

Chris
[Quoted text hidden]

Gmail [redacted]

Re: RenewaBoiler crowdfunding Q&A

5 messages

[redacted]

Hi, Joe -

Sorry to have missed the Q&A, but I look forward to the recording.
Cheers,
Mel & Josh in Ithaca

[redacted]

Hello everyone,

As I mentioned last time, we recently launched our Community Round -- an opportunity for everyone to invest in 2040 Energy. (Check it out here: https://wefunder.com/2040energy/)

Equity crowdfunding is still a pretty new concept, and I've received some great questions. So I wanted to invite you all to a live presentation + Q&A video call this coming **Wednesday 4/10 at 11am Central** (12pm Eastern) time. If you can't make it, I'll send out a recording. You can send me questions ahead of time or ask them during the call.

- Google Meet link
- Calendar link

Also, I want to address the most common question I am seeing, which is basically "how might this investment make an ROI"? The short answer is that we are offering rights to equity shares in 2040 Energy with a valuation capped at $5 million. Some details:

- Objectively, the most likely outcome for any random early-stage technology company is that it will fail, and all its equity shares will be worth $0. Please do not invest your life savings in the company!
- If we are very successful, and eventually get acquired on favorable terms or go public, the company will be worth far more than $5 million. This would mean your equity shares are worth far more than what you invested. This won't happen overnight! Wefunder's guidance is that you should expect 7+ years before a return.
- There is a whole range of possible outcomes in between these extremes.
- The reason we are offering "rights" to equity shares (via a SAFE contract)

rather than equity shares themselves is that the SAFE is much simpler and cheaper in terms of legal expenses.

Personally, I think 2040 Energy has a great chance to be extremely successful. That's why I've dedicated the past 3 years of my career to it (and I intend to dedicate many more!).

Finally: Wefunder has a really great Investor FAQ page with helpful info and advice. I especially recommend reading the "Investment Contracts" and "Risks" section.
https://help.wefunder.com/#/investor/

Thanks for reading! Hope to see you next Wednesday.

Joe

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[redacted]

Thanks Mel & Josh - it was a pretty small audience, but they came with some great questions. If you have any further questions I'm happy to answer them.

Joe

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

[redacted]

Hi, Joe,

We really enjoyed the webinar - very informative and thorough. We're going to talk to our financial advisor about our interest in supporting this, but I'm really excited for you. Cheers!
Mel & Josh

[Quoted text hidden]

[redacted]

Hi, Joe -

It took us a bit to navigate the Wefunder form and complete the checking account verification process, but Josh says he was able to complete our investment commitment of $10k this morning. Bravo for crowdfunding, I hope things continue to grow for Renewaboiler.

Mel & Josh, Ithaca

[Quoted text hidden]

[redacted] Thu, Apr 25, 2024 at 1:44 PM

Hi Mel and Josh - I saw it come through! Thanks for being a part of this; I'm glad to have you on board.

Joe

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

Gmail [redacted]

2040 Energy

1 message

[redacted] Fri, Apr 12, 2024 at 5:04 PM

Hi Dan,

Hopefully you've seen the emails from me about our equity crowdfunding campaign. One of my goals is to get all 41 of our paid reservation holders (including you) to participate.

If it's not a good time for you, or not a good fit financially, I totally understand. I'm happy to have you as just a customer, and I really appreciate how you've already helped me with connections.

But if there's a question or issue holding you back from investing, let me know and I will do my best to resolve it. I'm happy to jump on a phone/video call if you like.

As a reminder, the campaign website is:
https://wefunder.com/2040.energy/

Also - I'm curious how things are going these days for the Albany SAC? Regrettably I haven't engaged with my local Sustainability Commission for a while (I used to be Vice Chair). Running this business just takes up too much of my time...

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Gmail [redacted]

2040 Energy

1 message

[redacted] Fri, Apr 12, 2024 at 4:58 PM

Hi Eric,

Hopefully you've seen the emails from me about our equity crowdfunding campaign. One of my goals is to get all 41 of our paid reservation holders (including you) to participate.

If it's not a good time for you, or not a good fit financially, I totally understand. I'm happy to have you as just a customer.

But if there's a question or issue holding you back from investing, let me know and I will do my best to resolve it. I'm happy to jump on a phone/video call if you like.

As a reminder, the campaign website is:
https://wefunder.com/2040.energy/

Also - I recall your gas boiler was dying and you needed a new one this winter...how did everything go with that?

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Gmail [redacted]

2040 Energy

1 message

[redacted] Fri, Apr 12, 2024 at 4:54 PM

Hi Michael,

Hopefully you've seen the emails from me about our equity crowdfunding campaign. One of my goals is to get all 41 of our paid reservation holders (including you) to participate.

If it's not a good time for you, or not a good fit financially, I totally understand. I'm happy to have you as just a customer.

But if there's a question or issue holding you back, let me know and I will do my best to resolve it. I'm happy to jump on a phone/video call if you like.

As a reminder, the campaign website is:
https://wefunder.com/2040.energy/

Also - I'm curious to hear about the results you got with your boiler setup. I recall you had a bunch of issues with the install and getting appropriate supply/return temps...

Thanks,

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

hi Joe,
I just watched the video. Thanks for sharing.

I understand the risks of investing (and purchasing a $12,000 piece of hardware from a start-up) , but would like your business to succeed.

I just wanted to let you know that I'd like to help out with a $250 deposit conversion or a $1000 investment, but I am turned off by Wefunder's account application, which I find very intrusive. I know you can't do anything about it, but wondered it's not clear from the FAQs if the verification of identity and net worth is averted if the investment is kept under $2,500 / year.

See FAQs
What types of documents can I use to verify my identify?
https://help.wefunder.com/#/investor/getting-started-for-investors

I would use my credit card to make the investment.
[redacted]

At 12:12 PM 4/11/2024, Joe Strommen | 2040 Energy wrote:

> Hello everybody,
>
> Yesterday I had a great meeting with a few of you to go over 2040 Energy's business plan, and to answer some questions. I have posted a recording to the Wefunder campaign page, which you can check out here:
> https://wefunder.com/updates/172351
>
> The next milestone for the campaign will be to make an official public launch. I am still working through the legal process for that and will let you know when it is ready. (And I will also be asking for your help to spread the word for launch day!)
>
> If you are planning to invest, there are two great reasons to "reserve" the investment now so it is ready to go the day of the launch:
> Wefunder allows companies to set up more favorable terms to the first investors.
> If we get a lot of activity on our launch day, Wefunder will promote 2040 Energy to their general audience. This means more folks will see it -- and it will be people who frequently make these types of investments.
> Thanks,
> Joe
>
> 2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunderâ€™s platform. Any indication of interest involves no obligation or commitment of any kind.
>

[redacted] Sun, Apr 14, 2024 at 9:58 PM

Thanks Anne Marie!

My understanding is that if you are investing under $2,500 you will not have to verify your income. (Equity crowdfunding laws limit how much you can invest beyond $2,500 based on your income.)

But you will still have to verify your identity. This is required by the government...Wefunder needs to "KYC" (Know Your Customer) so

they're not letting a crook launder money by investing into their buddy's startup.

Hope this helps,

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

[redacted]

Thanks Joe. I don't mind giving them my passport, but I don't really trust them with my SS#. However, I know they need that for tax purposes. One data breach will cost me way more than the investment.

I'll think it over.

At 10:58 PM 4/14/2024, Joseph Strommen wrote:

> Thanks Anne Marie!
>
> My understanding is that if you are investing under $2,500 you will not have to verify your income. (Equity crowdfunding laws limit how much you can invest beyond $2,500 based on your income.)
>
> But you will still have to verify your identity. This is required by the government...Wefunder needs to "KYC" (Know Your Customer) so they're not letting a crook launder money by investing into their buddy's startup.
>
> Hope this helps,
>
> Joe Strommen
> Founder, 2040 Energy
> [redacted]
>
> 2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunderâ€™s platform. Any indication of interest involves no obligation or commitment of any kind.
>
> [redacted]
> hi Joe,
> I just watched the video. Thanks for sharing.
>
> I understand the risks of investing (and
> purchasing a $12,000 piece of hardware from a
> start-up) , but would like your business to succeed.
>
> I just wanted to let you know that I'd like to
> help out with a $250 deposit conversion or a
> $1000 investment, but I am turned off by
> Wefunder's account application, which I find very
> intrusive. I know you can't do anything about it,
> but wondered it's not clear from the FAQs if the
> verification of identity and net worth is averted
> if the investment is kept under $2,500 / year.
>
> See FAQs
> What types of documents can I use to verify my identify?
> Â <https://help.wefunder.com/#/investor/getting-started-for-investors>https://help.wefunder.com/#/investor/getting-started-for-investors

I would use my credit card to make the investment.
Anne Marie

At 12:12 PM 4/11/2024, Joe Strommen | 2040 Energy wrote:
>Hello everybody,
>
>Yesterday I had a great meeting with a few of
>you to go over 2040 Energy's business plan, and
>to answer some questions. I have posted a
>recording to the Wefunder campaign page, which you can check out here:
><https://wefunder.com/updates/172351>https://wefunder.com/updates/172351
>
>The next milestone for the campaign will be to
>make an official public launch. I am still
>working through the legal process for that and
>will let you know when it is ready. (And I will
>also be asking for your help to spread the word for launch day!)
>
>If you are planning to invest, there are two
>great reasons to "reserve" the investment now so
>it is ready to go the day of the launch:
>Wefunder allows companies to set up more
>favorable terms to the first investors.
>If we get a lot of activity on our launch day,
>Wefunder will promote 2040 Energy to their
>general audience. This means more folks will see
>it -- and it will be people who frequently make these types of investments.
>Thanks,
>Joe
>
>2040 Energy, Inc. is "testing the waters" to
>gauge investor interest in an offering under
>Regulation Crowdfunding. No money or other
>consideration is being solicited. If sent, it
>will not be accepted. No offer to buy securities
>will be accepted. No part of the purchase price
>will be received until a Form C is filed and
>only through WefunderÃ¢€™s platform. Any
> >indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

[redacted]

Tue, Apr 16, 2024 at 10:14 AM

Hi Anne Marie - I reached out to my account manager at Wefunder, and here is what he said regarding the social security number:

> "To mitigate risk of money laundering and fraud, we are required by the SEC and FINRA to have certain policies in place to verify the identity of our investors. One such procedure is requiring the SSN of [all investors] on our platform.
>
> We do know, however, that it might still feel uncomfortable to type in your SSN into a website, so we take security measures beyond what is required from the SEC. Specifically, we encrypt and store Social Security Numbers (SSNs) on a separate group of servers from wefunder.com. We use an RSA key to encrypt the SSN and isolate the private key from production machines. Access to the database that stores the encrypted SSNs is restricted within Wefunder to a need to know basis, and we have a policy for access if and when an employee may need to view an individual's SSN (for example, if we're preparing a tax filing or investigating fraud)."

Hopefully this helps. If not, I totally understand.

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

Gmail [redacted]

2040 Energy Wefunder

[redacted]

Hi Adam,

Thanks again for your RenewaBoiler reservation. I hope you are having a nice springtime so far.

I know it didn't work out with CEVG, and you've previously said you are more excited to be a customer than an investor in 2040 Energy...

But, I wanted to invite you to participate in 2040 Energy's Wefunder campaign. It would be great to have you on board.

I'm trying to get my launch-day investor count finalized before going live next week - so if you have any questions, or are on the fence, let me know how I can help.

And if it's not a fit then no worries :)

(And if you haven't seen the latest mailing list updates and have no idea what I'm talking about...I am raising capital for 2040 Energy by offering an equity investment to customers and supporters. It is through a platform called Wefunder that allows anybody to invest, starting as low as $100. Check it out here: https://wefunder.com/2040.energy/)

Let me know what you think. Thanks,

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Gmail [redacted]

2040 Energy Wefunder

1 message

[redacted] Tue, Apr 16, 2024 at 1:10 PM

Hi Charles and Lucy,

Thanks again for the great conversations last fall. Unfortunately it didn't work out for 2040 Energy with VC investors. I got some good feedback, but ultimately I think the main issue is that pre-product hardware companies are a tough sell.

Are you planning to participate in 2040 Energy's Wefunder campaign? I'm trying to get my launch-day investor count finalized before going live.

If you have any questions, or are on the fence, let me know how I can help. I'd love to have you on board, but if it's not a fit then no worries :)

(And if you haven't seen the latest mailing list updates and have no idea what I'm talking about...I am raising capital for 2040 Energy by offering an equity investment to customers and supporters. It is through a platform called Wefunder that allows anybody to invest, starting as low as $100. Check it out here: https://wefunder.com/2040.energy/)

Thanks,

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Gmail [redacted]

2040 Energy Wefunder

1 message

[redacted] Tue, Apr 16, 2024 at 6:12 PM

Hi Laura,

I hope you are having a nice spring. And I'm curious to hear how your portable heat pump worked for you over the winter, if you're willing to share.

But the main reason for my email is to ask if you are planning to participate in 2040 Energy's Wefunder campaign? I'm trying to get my launch-day investor count finalized before going live.

If you have any questions, or are on the fence, let me know how I can help. I'd love to have you on board, but if it's not a fit then no worries :)

(And if you haven't seen the latest mailing list updates and have no idea what I'm talking about...I am raising capital for 2040 Energy by offering an equity investment to customers and supporters. It is through a platform called Wefunder that allows anybody to invest, starting as low as $100. Check it out here: https://wefunder.com/2040.energy/)

Thanks,

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Gmail [redacted]

2040 Energy Wefunder

1 message

[redacted] Tue, Apr 16, 2024 at 1:12 PM

Hi Paul,

Thanks again for your RenewaBoiler reservation, and for all the great feedback/questions you've had about the product. I hope you are having a nice springtime so far.

Are you planning to participate in 2040 Energy's Wefunder campaign? I'm trying to get my launch-day investor count finalized before going live.

If you have any questions, or are on the fence, let me know how I can help. I'd love to have you on board, but if it's not a fit then no worries :)

(And if you haven't seen the latest mailing list updates and have no idea what I'm talking about...I am raising capital for 2040 Energy by offering an equity investment to customers and supporters. It is through a platform called Wefunder that allows anybody to invest, starting as low as $100. Check it out here: https://wefunder.com/2040.energy/)

Thanks,

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Gmail [redacted]

2040 Energy investing

1 message

[redacted] Tue, Apr 16, 2024 at 6:03 PM

Hi Sara and Doug,

Thanks again for your RenewaBoiler reservation. I hope you are having a nice springtime so far.

I know it didn't work out with investing last fall, but I am wondering if you are planning to participate in 2040 Energy's Wefunder campaign? It would be great to have you on board, and I'm trying to get my launch-day investor count finalized before going live.

If you have any questions, or are on the fence, let me know how I can help. And if it's not a fit then no worries :)

(And if you haven't seen the latest mailing list updates and have no idea what I'm talking about...I am raising capital for 2040 Energy by offering an equity investment to customers and supporters. It is through a platform called Wefunder that allows anybody to invest, starting as low as $100. Check it out here: https://wefunder.com/2040.energy/)

Thanks,

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Gmail [redacted]

2040 Energy Wefunder

1 message

[redacted] Tue, Apr 16, 2024 at 1:01 PM

Hi Shelley,

Thanks again for your RenewaBoiler reservation. I hope you are having a nice springtime so far.

Are you planning to participate in 2040 Energy's Wefunder campaign? I'm trying to get my launch-day investor count finalized before going live.

If you have any questions, or are on the fence, let me know how I can help. I'd love to have you on board, but if it's not a fit then no worries :)

(And if you haven't seen the latest mailing list updates and have no idea what I'm talking about...I am raising capital for 2040 Energy by offering an equity investment to customers and supporters. It is through a platform called Wefunder that allows anybody to invest, starting as low as $100. Check it out here: https://wefunder.com/2040.energy/)

Thanks,

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Gmail [redacted]

2040 Energy (RenewaBoiler) Wefunder

1 message

[redacted] Tue, Apr 16, 2024 at 6:09 PM

Hi Starling,

Thanks again for your RenewaBoiler reservation last fall. I'm sorry that we were never able to connect to discuss details about your heating setup.

Are you planning to participate in 2040 Energy's Wefunder campaign? I'm trying to get my launch-day investor count finalized before going live.

If you have any questions, or are on the fence, let me know how I can help. I'd love to have you on board, but if it's not a fit then no worries :)

(And if you haven't seen the latest mailing list updates and have no idea what I'm talking about...I am raising capital for 2040 Energy by offering an equity investment to customers and supporters. It is through a platform called Wefunder that allows anybody to invest, starting as low as $100. Check it out here: https://wefunder.com/2040.energy/)

Thanks,

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Gmail [redacted]

2040 Energy Wefunder

1 message

[redacted] Tue, Apr 16, 2024 at 1:02 PM

Hi Tiffany,

Thanks again for your RenewaBoiler reservation. I hope you are having a nice springtime so far.

Are you planning to participate in 2040 Energy's Wefunder campaign? I'm trying to get my launch-day investor count finalized before going live.

If you have any questions, or are on the fence, let me know how I can help. I'd love to have you on board, but if it's not a fit then no worries :)

(And if you haven't seen the latest mailing list updates and have no idea what I'm talking about...I am raising capital for 2040 Energy by offering an equity investment to customers and supporters. It is through a platform called Wefunder that allows anybody to invest, starting as low as $100. Check it out here: https://wefunder.com/2040.energy/)

Thanks,

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Gmail [redacted]

Re: Video recording of our Q&A session

5 messages

[redacted]

Hey Joe, I watched the presentation and I think this is a really cool/interesting idea! I also have this problem at my house - oil powered boiler and radiant heat, but I don't want to install a whole-house heat pump as I find it drying and the ducts would have to change. I'm also a Software Engineer and sometimes seed investor.

Some questions I have that I didn't hear answers to in your pitch:
1. Isn't there competition in this space from European companies that already have similar technology? Or even in Canada you have https://www.arcticheatpumps.com. Or is anyone in China working on this? I hear they manufacture a lot of heat pumps.
2. How unique/patent-able is your idea? Coudn't Carrier or one of the big HVAC companies copy it and build it themselves?

Keep on building,

--
[redacted]

[redacted]

Hello everybody,

Yesterday I had a great meeting with a few of you to go over 2040 Energy's business plan, and to answer some questions. I have posted a recording to the Wefunder campaign page, which you can check out here: https://wefunder.com/updates/172351

The next milestone for the campaign will be to make an official public launch. I am still working through the legal process for that and will let you know when it is ready. (And I will also be asking for your help to spread the word for launch day!)

If you are planning to invest, there are two great reasons to "reserve" the investment now so it is ready to go the day of the launch:

1. Wefunder allows companies to set up more favorable terms to the first investors.
2. If we get a lot of activity on our launch day, Wefunder will promote 2040 Energy to their general audience. This means more folks will see it -- and it will be people who frequently make these types of investments.

Thanks,
Joe

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation

---

[redacted]

Hi Zach - thanks for reaching out!

To answer your questions:

There are several air-to-water heat pumps from small brands like Arctic that have been in the US market for a while that can get up to 140F. There are a bunch more coming from larger manufacturers in Europe and Asia that can get close to 150F. There are no other products existing, or on the horizon, that can hit 160-170F, which is what most radiator systems require.

I am pretty certain that our tech approach (CO_2 refrigerant with an ejector) is the only realistic way to make it work. CO_2 + ejector is not a patentable idea unique to 2040 Energy; it is a broad concept from the public domain. However, it is tricky to make it work correctly, and we can protect (as patents or trade secrets) a few of our techniques.

Other companies are not going with CO_2 + ejectors because a) it is expensive, b) it requires an entirely new supply chain, and c) isn't that good for air conditioning (which is more important in most of the world). Also it's hard! But I think the supply chain reason is the most important - these are companies that make millions of heat pumps today, and redesigning their product from scratch with new materials and components would be a massive undertaking. For a startup like 2040 Energy, it's the natural state of things!

One caveat...there is one type of non-CO_2 product that can hit the high temperatures - it is a "cascade" system where there are actually two separate heat pumps that work together. These systems are very expensive and I don't see them as a long-term threat.

Joe Strommen
Founder, 2040 Energy
[redacted]

[Quoted text hidden]

[redacted]

Great thanks for all of the answers Joe, this is really helpful.

When do you officially start the raise?

--
Zach Feldman
[redacted]

[Quoted text hidden]

[redacted] Tue, Apr 16, 2024 at 5:59 PM

I am hoping for next Monday or Tuesday. I am working through the final legal stuff, then Wefunder needs a day or two to review for compliance, then I will give a 1-day notice to my email list.

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

[redacted] Thu, Apr 18, 2024 at 4:28 PM

Cool, good luck with the final steps!

--
Zach Feldman
[redacted]

[Quoted text hidden]

Gmail [redacted]

2040 Energy Wefunder

3 messages

[redacted] Tue, Apr 16, 2024 at 12:01 PM

Hi Maria -

Thanks again for your RenewaBoiler reservation. I hope you are having a nice springtime so far.

Are you planning to participate in 2040 Energy's Wefunder campaign? I'm trying to get my launch-day investor count finalized before going live.

If you have any questions, or are on the fence, let me know how I can help. I'd love to have you on board, but if it's not a fit then no worries :)

(And if you haven't seen the latest mailing list updates and have no idea what I'm talking about...I am raising capital for 2040 Energy by offering an equity investment to customers and supporters. It is through a platform called Wefunder that allows anybody to invest, starting as low as $100. Check it out here: https://wefunder.com/2040.energy/)

Thanks,

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[redacted]

Hi Joe,

I was thinking about you the other day because there was an article in the NY Times about heat pumps. I wanted to leave a comment about old houses with boiler/hot water radiator systems and how you are trying to develop that. There wasn't a comment area, unfortunately. Anyway, it made me think that you should have a marketing person. Generally, I'm not a big capitalist, marketing type of person, but since you need employees and supporters, it might be good to have some marketing on social media, for example, or someone to write a letter to the person who wrote the NY Times article letting them know about another type of heat pump and how useful it will be in the Northeast. I am not volunteering, mind you. Knowing that there was some sort of marketing to make 2040 Energy grow once you have it ready to go would also be an enticement toward investing, also. I will discuss investing with my husband. I will likely invest some money, although not a lot. Maybe the same as my reservation - $250.

Best,

Maria [redacted]

[Quoted text hidden]

[redacted] Tue, Apr 16, 2024 at 4:50 PM

Thanks Maria! I definitely plan to invest more in marketing once the product gets closer to release. In the meantime, I actually get quite a bit of inbound interest from Google Ads and SEO related to "heat pump for radiators", etc.

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

Gmail [redacted]

2040 Energy Wefunder

5 messages

[redacted] Tue, Apr 16, 2024 at 1:15 PM

Hi John,

Thanks again for your RenewaBoiler reservation. I hope you are having a nice springtime so far.

Are you planning to participate in 2040 Energy's Wefunder campaign? I'm trying to get my launch-day investor count finalized before going live.

If you have any questions, or are on the fence, let me know how I can help. I'd love to have you on board, but if it's not a fit then no worries :)

(And if you haven't seen the latest mailing list updates and have no idea what I'm talking about...I am raising capital for 2040 Energy by offering an equity investment to customers and supporters. It is through a platform called Wefunder that allows anybody to invest, starting as low as $100. Check it out here: https://wefunder.com/2040.energy/)

Thanks,

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[redacted]

Hi Joe,

I probably will participate in the Wefunder, but I'm not 100% sure yet.

By the way, one of the local contractors in my area who previously quoted me on a new boiler just told me that a new air-to-water heat pump is now available from their vendor (IBC). He said that I'd still need a new boiler as backup in very cold conditions, but he's going to update my old quote to see what the price comes out to be.

Do you have a rough estimate of what your heat pumps will cost and if a secondary boiler will also be needed? I'm starting to think seriously about having a new system put in as soon as this fall. Our current boiler struggled to get by this past winter, even given the warm conditions.

thanks,
John
[Quoted text hidden]

[redacted] Tue, Apr 16, 2024 at 4:55 PM

Thanks John.

I checked out the IBC air-to-water heat pump. It looks like a pretty good unit.

Most of my customers have cast-iron or baseboard radiators which need very hot water, which is RenewaBoiler's specialty. Your in-floor system needs much milder water, so a heat pump like IBC's would probably work just fine.

And because of your extreme cold location, you will need a backup boiler no matter what heat pump you install.

Joe Strommen
Founder, 2040 Energy
[redacted]

[Quoted text hidden]

[redacted]

Thanks Joe. So are you saying that the RenewaBoiler would be overkill for our in-floor heating, given the heat pump's higher temperatures? Or can the RenewaBoiler temps simply be adjusted down for these purposes?

thanks,
John
[Quoted text hidden]

[redacted] Wed, Apr 17, 2024 at 12:31 PM

RenewaBoiler will work great for in-floor, and I wouldn't describe it as overkill.

I'm just saying that other heat pumps that are already in the market can also work for in-floor heat. (For cast-iron/baseboard, there are **not** other heat pumps in the market that will work well.)

Thanks
Joe

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

Gmail [redacted]

2040 Energy Wefunder

3 messages

[redacted] Tue, Apr 16, 2024 at 1:17 PM

Hi Brian,

Thanks for all the great questions you've sent me over the past few months. It's been helpful for me to think about the product from a different perspective.

Are you planning to participate in 2040 Energy's Wefunder campaign? I'm trying to get my launch-day investor count finalized before going live.

If you have any questions, or are on the fence, let me know how I can help. I'd love to have you on board, but if it's not a fit then no worries :)

(And if you haven't seen the latest mailing list updates and have no idea what I'm talking about...I am raising capital for 2040 Energy by offering an equity investment to customers and supporters. It is through a platform called Wefunder that allows anybody to invest, starting as low as $100. Check it out here: https://wefunder.com/2040.energy/)

Thanks,

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[redacted]

Hi Joe,

I appreciate what you are doing. However, I am retired and my monthly income is way less than my monthly bills. If I was working and could afford my monthly bills I would but sadly it is not so. So for this financial reason I am unable to offer money.

Best wishes,

Brian Stell

[Quoted text hidden]

[redacted] Thu, Apr 18, 2024 at 2:09 PM

No problem, I understand. Thanks!

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

Gmail [redacted]

2040 Energy Wefunder

4 messages

[redacted] Tue, Apr 16, 2024 at 12:04 PM

Hi Kevin,

Thanks again for your RenewaBoiler reservation. I hope you are having a nice springtime so far, and that you were able to get your leaking radiator valve fixed over the winter.

Are you planning to participate in 2040 Energy's Wefunder campaign? I'm trying to get my launch-day investor count finalized before going live.

If you have any questions, or are on the fence, let me know how I can help. I'd love to have you on board, but if it's not a fit then no worries :)

(And if you haven't seen the latest mailing list updates and have no idea what I'm talking about...I am raising capital for 2040 Energy by offering an equity investment to customers and supporters. It is through a platform called Wefunder that allows anybody to invest, starting as low as $100. Check it out here: https://wefunder.com/2040.energy/)

Thanks,

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[redacted] Fri, Apr 19, 2024 at 11:07 AM

i'm interested, and deciding at which level to invest ($250 or $1000)

[Quoted text hidden]

[redacted] Fri, Apr 19, 2024 at 11:10 AM

Sounds great! I assume you saw the "Perks" associated with each funding level. If not: they appear on the campaign page in a little popup when you click into the box to enter your amount.

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

[redacted]

Thanks Kevin, I saw your investment reservation came through.

I have one more request, if you are willing!

I am putting together a video pitch for the Wefunder page. I intend to keep it simple: 30-45 seconds of me explaining the company, followed by several 5-10 second testimonials from other folks.

As a reservation holder and an investor, I was wondering if you'd be willing to record a 5-10 second video clip of yourself, explaining why you are excited about the product and about the company. Nothing fancy production-wise would be required; selfie-style would be great. And if you like I could send you a suggested script, or you can use your own words.

If you're not comfortable with this, I totally understand. But it would be really helpful to make the overall campaign a success!

Thanks,

Joe Strommen
Founder, 2040 Energy
[redacted]

[Quoted text hidden]

Gmail [redacted]

2040 Energy Wefunder

4 messages

[redacted] Tue, Apr 16, 2024 at 12:36 PM

Hi Meg,

Thanks for the question you posted on the Wefunder campaign site!

Have you decided whether to invest? I'm trying to get the launch-day investor count finalized before going live.

If you have any questions, or are still on the fence, let me know how I can help. I'd love to have you on board, but if it's not a fit then no worries :)

Thanks,

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[redacted] Tue, Apr 16, 2024 at 12:40 PM

You got it, Joe! I'm in! Just committed. I'm excited to be part of the journey.

Meghan [redacted]

[Quoted text hidden]

[redacted] Tue, Apr 16, 2024 at 12:45 PM

Awesome, thanks!

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

[redacted]

Hi Meg - I have one more request:

Before we go live with the campaign, I would like to put together a video pitch for the Wefunder page. I intend to keep it simple: 30-45 seconds of me explaining the company, followed by several 5-10 second testimonials from other folks.

As a reservation holder and an investor, I was wondering if you'd be willing to record a 5-10 second video clip of yourself, explaining why you are excited about the product and about the company. Nothing fancy production-wise would be required; selfie-style would be great. And if you like I could send you a suggested script, or you can use your own words.

If you're not comfortable with this, I totally understand. But it would be really helpful to make the overall campaign a success!

Thanks,

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

Gmail [redacted]

2040 Energy Wefunder

1 message

[redacted] Wed, Apr 17, 2024 at 10:09 AM

Hi David,

Thanks again for your RenewaBoiler reservation. I hope you are having a nice springtime so far.

Are you planning to participate in 2040 Energy's Wefunder campaign? I'm trying to get my launch-day investor count finalized before going live.

If you have any questions, or are on the fence, let me know how I can help. I'd love to have you on board, but if it's not a fit then no worries :)

(And if you haven't seen the latest mailing list updates and have no idea what I'm talking about...I am raising capital for 2040 Energy by offering an equity investment to customers and supporters. It is through a platform called Wefunder that allows anybody to invest, starting as low as $100. Check it out here: https://wefunder.com/2040.energy/)

Thanks,

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Gmail [redacted]

2040 Energy

1 message

[redacted] Wed, Apr 17, 2024 at 10:40 AM

Hi Ivan,

We met back in 2022, and discussed a potential investment in 2040 Energy. It didn't work out at the time, but I am wondering if you are planning to participate in 2040 Energy's Wefunder campaign? It would be great to have you on board, and I'm trying to get my launch-day investor count finalized before going live.

If you have any questions, or are on the fence, let me know how I can help. And if it's not a fit then no worries :)

(And if you haven't seen the latest mailing list updates and have no idea what I'm talking about...I am raising capital for 2040 Energy by offering an equity investment to customers and supporters. It is through a platform called Wefunder that allows anybody to invest, starting as low as $100. Check it out here: https://wefunder.com/2040.energy/)

Thanks,

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Gmail [redacted]

2040 Energy Wefunder

1 message

[redacted] Wed, Apr 17, 2024 at 10:05 AM

Hi Steve,

Thanks again for your RenewaBoiler reservation. I hope you are having a nice springtime so far.

Are you planning to participate in 2040 Energy's Wefunder campaign? I'm trying to get my launch-day investor count finalized before going live.

If you have any questions, or are on the fence, let me know how I can help. I'd love to have you on board, but if it's not a fit then no worries :)

(And if you haven't seen the latest mailing list updates and have no idea what I'm talking about...I am raising capital for 2040 Energy by offering an equity investment to customers and supporters. It is through a platform called Wefunder that allows anybody to invest, starting as low as $100. Check it out here: https://wefunder.com/2040.energy/)

Thanks,

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

Gmail [redacted]

2040 Energy Wefunder

1 message

[redacted]

Wed, Apr 17, 2024 at 10:42 AM

Hi Sven,

Are you planning to participate in 2040 Energy's Wefunder campaign? I'm trying to get my launch-day investor count finalized before going live.

If you have any questions, or are on the fence, let me know how I can help. I'd love to have you on board, but if it's not a fit then no worries :)

(And if you haven't seen the latest mailing list updates and have no idea what I'm talking about...I am raising capital for 2040 Energy by offering an equity investment to customers and supporters. It is through a platform called Wefunder that allows anybody to invest, starting as low as $100. Check it out here: https://wefunder.com/2040.energy/)

Thanks,

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Gmail [redacted]

Wefunder not allowed in Alberta

3 messages

[redacted] Wed, Apr 17, 2024 at 10:57 AM

Hi Tony,

I was going to send you an email encouraging you to join the Wefunder campaign (hopefully you've seen the mailing list emails)...but unfortunately it's not allowed for residents of Alberta.

But if you're interested, as a business owner, there may be other ways that you could get involved with 2040 Energy's capital raise. Let me know if you'd like to discuss.

Either way, I still wanted to connect and thank you for your enthusiasm for the product. That kind of stuff is what keeps me going with this business!

Thanks,

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[redacted] Wed, Apr 17, 2024 at 12:08 PM

Thanks Joseph .. I'm not looking to invest but I wish you and your company the best of luck!

Tony

[Quoted text hidden]

[redacted] Wed, Apr 17, 2024 at 7:18 PM

Ok, thanks for letting me know.

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

Gmail [redacted]

2040 Energy Wefunder

3 messages

[redacted] Wed, Apr 17, 2024 at 10:03 AM

Hi Amy,

Thanks again for your RenewaBoiler reservation. I hope you are having a nice springtime so far.

Are you planning to participate in 2040 Energy's Wefunder campaign? I'm trying to get my launch-day investor count finalized before going live.

If you have any questions, or are on the fence, let me know how I can help. I'd love to have you on board, but if it's not a fit then no worries :)

(And if you haven't seen the latest mailing list updates and have no idea what I'm talking about...I am raising capital for 2040 Energy by offering an equity investment to customers and supporters. It is through a platform called Wefunder that allows anybody to invest, starting as low as $100. Check it out here: https://wefunder.com/2040.energy/)

One more thing - I am coming to DC for a family vacation in June, and hoping to organize a short meet-and-greet with a few customers and installers. If I can work this out I will make sure to invite you.

Thanks,

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[redacted] Fri, Apr 19, 2024 at 5:32 PM

Not sure. Would be a token investment; just not in a position to do more right now.
Do let me know if you're doing a meet-and-greet in DC.

-amy

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[redacted] Fri, Apr 19, 2024 at 6:01 PM

Totally understand, and will do. Thanks! --Joe

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[Quoted text hidden]

Gmail [redacted]

2040 Energy Wefunder

4 messages

[redacted] Wed, Apr 17, 2024 at 10:08 AM

Hi Peter,

Thanks again for your RenewaBoiler reservation. I hope you are having a nice springtime so far.

Are you planning to participate in 2040 Energy's Wefunder campaign? I'm trying to get my launch-day investor count finalized before going live.

If you have any questions, or are on the fence, let me know how I can help. I'd love to have you on board, but if it's not a fit then no worries :)

(And if you haven't seen the latest mailing list updates and have no idea what I'm talking about...I am raising capital for 2040 Energy by offering an equity investment to customers and supporters. It is through a platform called Wefunder that allows anybody to invest, starting as low as $100. Check it out here: https://wefunder.com/2040.energy/)

By the way - last week I spoke with an installer in Philly who is very interested in installing RenewaBoilers. I think I can talk him into coming out to Souderton for your install.

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[redacted]

Hi Joe,

Thanks for the personal note, and confidence in a local installer! I finally finished watching the rest of the Q&A video you made, and had to start from scratch with the idea about WeFunder... but finally put in at least a small investment.

I think my main question is why established companies aren't doing this (at least not in the US, as far as I can tell). It just seems like a no-brainer, especially with the tax incentives.

I haven't done a comprehensive investigation, but Samsung is one example of an option that looks like an equivalent solution (at least with hot water at 70deg C, but uses R32 with a much higher GWP), but seems to be (currently) only available in the UK. I guess part of your goal would be to get into the US market before these other companies do.

Samsung EHS Mono Outdoor HT Quiet Heat Pump | UK (samsung-climatesolutions.com)

Thanks,
Peter
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[redacted] Sat, Apr 20, 2024 at 8:11 PM

Thanks Peter! As for why the other established companies aren't doing it...

CO_2 with an ejector is the only technology path I know of that can make this work. R32 and R290 (propane) can make very hot water...but not when operating at subzero temperatures. So that Samsung heat pump makes 70C water, but only at -15C and warmer. And the capacity drops to 20% below nameplate at -15C.

And CO2 brings other disadvantages. a) It isn't great for cooling, and cooling efficiency is important to the Samsungs of the world. b) It operates at much higher pressures, so it needs higher-strength components -- i.e. an entirely new supply chain. That's a big lift for incumbents who are already making 100Ks or millions of units per year.

But there is a chance they decide to do it someday! So you are right, part of my goal is to get to market before they do it.

Joe Strommen
Founder, 2040 Energy
[redacted]

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[redacted]

Hi Peter - I have one more request for you.

Before we go live with the campaign, I would like to put together a video pitch for the Wefunder page. I intend to keep it simple: 30-45 seconds of me explaining the company, followed by several 5-10 second testimonials from other folks.

As a reservation holder and an investor, I was wondering if you'd be willing to record a 5-10 second video clip of yourself, explaining why you are excited about the product and about the company. Nothing fancy production-wise would be required; selfie-style would be great. And if you like I could send you a suggested script, or you can use your own words.

If you're not comfortable with this, I totally understand. But it would be really helpful to make the overall campaign a success!

Thanks,

Joe Strommen
Founder, 2040 Energy
[redacted]

[Quoted text hidden]

Gmail [redacted]

Wefunder video request

1 message

[redacted] Tue, Apr 23, 2024 at 11:05 AM

Hi Sandy - Thanks for your investment on Wefunder!

Before we go live with the campaign, I would like to put together a video pitch for the Wefunder page. I intend to keep it simple: 30-45 seconds of me explaining the company, followed by several 5-10 second testimonials from other folks.

As a reservation holder and an investor, I was wondering if you'd be willing to record a 5-10 second video clip of yourself, explaining why you are excited about the product and about the company. Nothing fancy production-wise would be required; selfie-style would be great. And if you like I could send you a suggested script, or you can use your own words.

If you're not comfortable with this, I totally understand. But it would be really helpful to make the overall campaign a success!

Thanks,

Joe Strommen
Founder, 2040 Energy
[redacted]

2040 Energy, Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Gmail [redacted]

Raising capital from installers

1 message

[redacted] Thu, Apr 25, 2024 at 2:33 PM

Hi Darren - nice speaking with you today.

As I said, I'm hoping to raise $1.2-1.5M in total to get RenewaBoiler development finalized and through UL listing. A portion of this will come from homeowners, followers, and my personal network via the Wefunder campaign, and I'd like to fill the rest with 20-40 installers putting in $20-40k.

All the pitch materials are on the Wefunder campaign site here:
https://wefunder.com/2040.energy/

For installer terms, I'm thinking something like:

- $20k buys 0.5%; $40k buys 1% (i.e., $4M post-money valuation)
- 2 years (for $20k) or 3 years (for $40k) of territory rights:
  - No other installers in your territory can sell RenewaBoiler
  - Every lead in your territory from our website goes to you
  - Major markets like NYC/Boston/Philly would be subdivided into multiple territories
- Warranty: extend the terms from 2 years full + 8 prorated to 3 years full + 9 prorated.
- Training: investor + 2 technicians invited to observe a live installation in a nearby area
- Whatever other ideas you might have...

Unaccredited installers could invest via the Wefunder campaign and get the same benefits (but only 1 year of territory rights).

I'd be really interested to hear your feedback. I understand you're a "strong maybe" but not until at least June.

Thanks,

Joe Strommen
Founder, 2040 Energy
[redacted]

Gmail [redacted]

Conversation follow-up

1 message

[redacted] Fri, Apr 26, 2024 at 6:45 PM

Hi Tyler - thanks for all the great discussion today, it was really helpful.

As far as getting installers to buy into the company, my main takeaway was that you think they'll need to see and touch some real equipment first. Does that sound right?

I assume that applies to you as well? I think the best I'd be able to do for this would be coming out there in August with a production-like unit on a trailer.

The terms I'm considering would be similar to the investment campaign I'm currently running (targeted at homeowner customers) on Wefunder.
https://wefunder.com/2040.energy/

Plus, the addition of the installer "perks". Thanks for the feedback regarding exclusivity. I think offering it for the first few years could be really helpful for getting installers on board, but I also think you are right that in the long term it will kill growth.

Thanks,

Joe Strommen
Founder, 2040 Energy
[redacted]